SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings PLC

2021 Annual Financial Report

Ryanair, Europe's No.1 airline, today July 27 announces that its Annual Report and Financial Statements for the year ended March 31, 2021 (the "2021 Annual Report") are now available on the Company's website, and may be viewed and downloaded online at: http://investor.ryanair.com or http://www.rns-pdf.londonstockexchange.com/rns/5763G_1-2021-7-27.pdf

The 2021 Annual Report has also been submitted to Euronext Dublin and the UK National Storage Mechanism and will therefore be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and at the following address:

Companies Announcements Office,
Euronext Dublin,
28 Anglesea Street,
Dublin 2.

ENDS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 July, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary